Exhibit 4.130

Share Transfer Agreement

Shanghai Stockstar Securities Advisory and Investment Co., Ltd.

This Agreement is jointly made and executed in Beijing on Dec. 10, 2015 by the following parties:

Party A: Shanghai Meining Computer Software Co., Ltd.

Party B: Zhiwei Zhao

Party C: Jun Wang

(Party A, Party B and Party C collectively referred to as “Transferor”)

Party D: Tibet Fortune Jinyuan Network Technology Co., Ltd.

Party E: Zhongcheng Futong Co., Ltd.

(Party D and Party E Collectively as “Transferee”)

WHEREAS, Shanghai Stockstar Securities Advisory and Investment Co., Ltd. (hereinafter referred to as the “Subject Company”) with registered capital of RMB 60,000,000, 2.5% of its equity is held by Party A, 55% by Party B and 42.5% by Party C. The above parties reach to the following terms regarding the matter of equity transfer through joint negotiation and in accordance with the provisions of relevant laws and regulations:

Article 1 Purposes and Price of Equity Transfer

1.1           Party A will transfer its 2.5% equities of the Subject Company to the new shareholder, Party E, at a price of RMB 1,133,432.56; Party B will transfer its 10% equities of the Subject Company to the new shareholder, Party D, at a price of RMB 1,641,025.64, and the remaining 45% to Party E at a price of RMB 7,384,615.36; Party C will transfer its 42.5% equities of the Subject Company to the new shareholder, Party E for RMB 6,974,359.00; and the Transferee agrees to accept the respective equities of the Subject Company from the Transferor for the aforesaid prices.

Upon completion of the foregoing transfers, Party D will hold 10% equities of the Subject Company and Party E will hold the remaining 90% thereof.

Article 2 Transfer of Rights and Obligations

2.1         Other rights adhered to the equities will be transferred together with the equities upon the equity transfer.

Article 3 Payment

The Transferee shall make a payment in lump sum regarding the equity transfer to the Transferor within five (5) days upon execution of this Agreement. The equity transfer prices payable to Party B and Party C shall be remitted to the following account:

Account name: Caifu Software (Beijing) Co., Ltd.

Bank Account: Business Dept. of Beijing Branch of the Bank of Communications

Account No.: 110060149018002447173

Article 4 Undertakings and Warrants

The Transferor warrants that it owns the legal title of, complete and effective right of disposal of the equities under Article 1 hereof to be transferred to the Transferee. The Transferor warrants that no pledge or mortgage or other encumbrance set on the contemplated equities hereof and thereby it shall be free from any third person’s claim thereof.

Article 5 Liability for Breach

The Transferee undertakes to fully pay off the price of equity transfer within the agreed period, otherwise, it shall be deemed as a breach of the Agreement and shall pay a penalty at the rate of 0.3 percent per day.

Article 6 Resolution of Dispute

This Agreement is governed and construed by the relevant laws of the People’s Republic of China. Any disputes resulting from or in connection with this Agreement shall be resolved through friendly negotiation, otherwise, such dispute shall be submitted to Beijing Arbitration Commission for arbitration or directly with a competent people’s court for trial.

Article 7 Miscellaneous

a)	This Agreement is made in sextuplicate, five of which shall be held by each party and one by the Subject Company.
b)	This Agreement shall come into effect upon execution of each Party.
c)	The credit and debt of the Subject Company prior to the equity transfer will be enjoyed and borne by the Transferor and thereafter by the Transferee.

[Following is the Signature page of the Equity Transfer Agreement]

Party A:

Shanghai Meining Computer Software Co., Ltd.

(Seal)

Party B:

Zhiwei Zhao (Signature)

Party C:

Jun Wang (Signature)

Party D:

Tibet Fortune Jinyuan Network Technology Co., Ltd.

(Seal)

Party E:

Beijing Zhongcheng Futong Co., Ltd.

(Seal)